John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A member firm of The 1940 Act Law Group
11300 Tomahawk Creek Parkway, Suite 310
Leawood, KS 66211
Phone: 913.660.0778 Fax: 913.660.9157
john.lively@1940actlawgroup.com

July 24, 2015

Mr. James E. O’Connor
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:       World Funds Trust (the “Trust”) (File Nos. 811-22172 and 333-148723)

Dear Mr. O’Connor:

On June 23, 2015, the Trust filed with the Securities and Exchange Commission (the “Commission”) a Preliminary proxy statement on Schedule 14A. The proxy statement was filed for the purpose of soliciting the vote of shareholders of the European Equity Fund (the “Fund”), a series of the Trust, on the approval of a new sub-advisory agreement, a change to the Fund’s investment objective, and revisions to the Fund’s fundamental investment restrictions.

On July 6, 2015, you provided comments to me relating to the proxy statement. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Definitive Proxy Statement. The Definitive Proxy Statement will include responses to the comments as described in this letter.

Proposal One – Approval of a New Investment Sub-Advisory Agreement

1.	Comment: In the second paragraph under the section titled “Previous Sub-Adviser,” please disclose the number of current shareholders in the Fund.

Response: The Trust has revised the disclosure as you have requested.

2.	Comment: In the section titled “Comparison of Previous Sub-Advisory Agreement and New Sub-Advisory Agreement,” please disclose whether there are any fee waivers currently in place.

Response: The Trust has revised the disclosure as you have requested.

Mr. James E. O’Connor
U.S. Securities and Exchange Commission
July 24, 2015

Section: Board Considerations of the New Sub-Advisory Agreement

3.
Comment:   In paragraph (1) of this section, please explain how the Board found that the fact that an affiliate of the sub-adviser manages a fund that invests in domestic investments to be relevant to any aspect of the selection of the sub-adviser.

Response: The Trust has revised the disclosure as you have requested.

4.
Comment:   In paragraph (1) of this section, please explain the statement that Shikiar “implemented the strategy in a mutual fund advised by an affiliated adviser.” Explain what is mean by the “strategy.”

Response: The Trust has revised the disclosure as you have requested.

5.	Comment: Please explain what is meant by the below statement contained in paragraph (1) and please include the Board’s conclusion.

The Board also focused on Shikiar’s anticipated coordination of services for the Fund among the Fund’s service providers, and the anticipated efforts to promote the Fund, grow its assets and assist in the distribution of Fund’s shares.

Response: The Trust has deleted the statement.

6.
Comment:   Please confirm with regard to the statement in paragraph (1) whether the Board reviewed the compliance program of Shikiar, including its policies and procedures and what its conclusions where.

Response: The Trust has revised the disclosure as you have requested.

7.
Comment:   With regard to the final sentence in paragraph (3), conclusory statements or a list of factors will not be considered sufficient disclosure. Please relate the factors to the specific circumstances of the Fund and the investment advisory contract for which approval is sought and state how the Board evaluated each factor. For example, it is not sufficient to state that the Board considered the amount of the investment advisory fee without stating what the Board concluded about the amount of the fee and how that affected its determination to recommend the approval of the advisory contract.

Response: The Trust has revised the disclosure as you have requested.

8.
Comment:   With regard to paragraph (2) it is noted that the Trustees considered the performance of the Fund under its current investment mandate. Note that if any factor enumerated in paragraph (c)(11)(i) of Item 22 of Schedule 14A is not relevant to the Board’s evaluation of the investment advisory contract for which approval is sought, note this and explain the reasons for why that factor is not relevant.

Response: The Trust has revised the disclosure as you have requested.

9.	Comment: Please disclose whether the Board considered or interviewed any other advisers. If not, please disclose why not.

Response: The Trust has revised the disclosure as you have requested.

Mr. James E. O’Connor
U.S. Securities and Exchange Commission
July 24, 2015

10.
Comment:   With regard to paragraph (3), please explain the following statement as there has been no reference thus far to fees: Following this analysis and upon further consideration and discussion of the foregoing, the Board concluded that the fees to be paid to Shikiar by the Fund were fair and reasonable.

Response: The Trust has revised the disclosure as you have requested.

11.
Comment:   With regard to paragraph (4), please explain how, given that the Adviser will pay all of the expenses of the Sub-Adviser, the Fund will benefit from the breakpoints in the sub-advisory agreement. In addition, any fee waivers are irrelevant to the sub-advisory agreement. If anything, the Adviser may be less likely to create a fee waiver because the sub-advisory fee will no longer be reduced by any expense limitation agreement. Please delete this reference.

Response: Your comment that the Adviser will pay all of the Sub-Adviser’s expenses is incorrect. The Trust has deleted the particular language you described in your comment.

12.
Comment:   With regard to paragraph (5), it is not sufficient to state that the Board considered, noted or made an observation about factors or issues that were material to its determination to approve the agreement without stating what the Board concluded about that issue or factor and how that conclusion affected its determination to recommend approval of the agreement.

Response: The Trust has revised the disclosure as you have requested.

Differences Between Vontobel’s and Shikiar’s Investment Strategies

13.
Comment:   Please remove the following language as it does not appear that the strategy change is part of the “modernization process.” It appears that only Proposal 3 is meant to “modernize the Fund and that Proposals 1 and 2 are related only to Shikiar.

As part of Commonwealth’s proposals to modernize the Fund’s operations and make it more available as an attractive investment alternative in a competitive marketplace

Response: The Trust has revised the disclosure as you have requested.

14.	Comment: What course of action will the Board undertake if shareholders reject the new sub- advisory agreement?

Response: The Trust has added disclosure to address your comment.

15.
Comment:   With regard to the “New Strategy” of the Fund, because the Fund relies exclusively on being organized in, or deriving “significant portion of revenue” from, a foreign country in meeting the “global” test, please explain how these criteria satisfy the “economically tied” test. See Investment Company Names, Rel. No. 24828 at no. 42 (January 17, 2001). Please also define “significant portion of revenue.”

Mr. James E. O’Connor
U.S. Securities and Exchange Commission
July 24, 2015

Response:   Footnote 42 to Investment Company Names, Rel. No. 24828 (the adopting release for Rule 35d-1) clarifies that the use of the terms “international” or “global” in a fund’s name does not trigger the 80% test of Rule 35d-1. Nonetheless, “[the Commission] would expect ... that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.” In the past, the SEC and the staff have distinguished “global” investment companies by suggesting that an investment company with “global” in its name invest in securities of issuers in at least three different countries (which may include the United States) The Fund notes that under normal circumstances, it will be invested in at least three countries, including the U.S. Accordingly, the Trust believes the Fund’s current disclosure regarding the number of countries in which it will invest is sufficient. Moreover, the Fund has attempted to go beyond the staff’s prior articulated written positions with its test to have at least 40% of its net assets invested in securities of foreign securities, which is a test not specifically mandated by Rule 35d-1. The Fund believes that its current disclosure on making investments in foreign companies is consistent with Rule 35d-1’s “economically tied” test. Nonetheless, the Trust has enhanced the disclosure on this point.

16.
Comment:   In the section titled “Principal Risks Associated with the Fund’s New Investment Strategy,” please disclose the principal risk that the sub-adviser has no expertise or even experience in investing in foreign securities.

Response: The Trust has added disclosure to address your comment.

17.	Comment: It appears that the Fund may require significant repositioning of its portfolio to implement the new strategy. If so, please disclose the tax risk.

Response: The Trust has added disclosure to address your comment.

18.	Comment: In the risk paragraph titled “Business Development Companies Risk,” please add the words “in which the Fund will invest” following “shares of BDCs.”

Response: The Trust has revised the disclosure in a manner that it believes is consistent with your comment.

19.	Comment: In the risk paragraph titled “Investments in Other Investment Companies and Underlying Funds,” please mention that BDC fees in particular are higher than other fund fees.

Response: The Trust does include such disclosure as the last sentence in the paragraph titled “Business Development Companies Risk” and as listed below:

BDCs are subject to management fees (which are generally higher than those of other investment companies) and other expenses, and so when the Fund invests in the BDC it will bear its proportionate share of the costs of the BDC’s operations.

Accordingly, no additional disclosure has been added.

Mr. James E. O’Connor
U.S. Securities and Exchange Commission
July 24, 2015

20.
Comment:   In the risk paragraph titled “Investments in Other Investment Companies and Underlying Funds” it is noted that certain ETFs may employ a strategy that uses “high leverage ratios”, please disclose the risk of such investments.

Response: The Trust has revised the disclosure as you have requested.

Proposal Two – Approval of a Change to the Fund’s Fundamental Investment Objective

21.
Comment:   The first paragraph in this section notes that if approved, the Fund’s new objective will be to “provide a competitive level of total return consisting of income and growth.” Please state the Board’s conclusion on this consideration.

Response: The Trust has revised the disclosure as you have requested.

Proposal Three – Approval of Revisions to the Fund’s Fundamental Investment Restrictions

22.
Comment:   With regard to the Proposal 3.4 and the statement noting that “the ability of the Fund to engage in futures contracts and options on futures will be subject to applicable rules of the Commodity Futures Trading Commission,” please explain the restriction in light of the IRS position, adopted in Revenue Ruling 2006-1, 2006-2 I.R.B 261, that the income and gains from commodity-related derivatives are not qualifying income under Subchapter M of the Internal Revenue Code. As a result, the Fund’s ability to invest directly in commodity-linked derivatives as part of its investment strategy is limited by the requirement that it receive no more than 10% of its gross income from such investments.

Response: The Trust has revised the disclosure as you have requested.

23.	Comment: With regard to the Proposal 3.5, please remove the words “or emergency” from the currently stated restriction of the Fund.

Response: The Trust cannot remove the words “or emergency” from the currently stated language for the Fund. This is how the restriction on borrowing currently reads in the Fund’s SAI.

24.
Comment:   With regard to the Proposal 3.7, the new definition for “concentration” is somewhat more restrictive than required for an open-end fund, i.e., one percent. Instruction 4 to Item 9(b)(1) of Form N-1A states that an open-end fund may not invest more than 25% of the value of its net assets.

Response: The Trust has revised the disclosure as you have requested.

25.
Comment:   With regard to the Proposal 3.10, please revise to state that the Fund cannot issue senior securities except for permitted bank borrowings. However, the staff has indicated that it will not raise the issue as to whether a fund has created a senior security where the fund has segregated assets appropriately or entered into certain offsetting transactions.

Response: The Trust has revised the disclosure as you have requested.

Mr. James E. O’Connor
U.S. Securities and Exchange Commission
July 24, 2015

26.
Comment:   With regard to the Proposal 3.15, the Commission and staff have stated that a short sale involves the creation of a senior security under Section 18(g) of the Investment Company Act subject to the limitations of Section 18. However, the staff has also stated that they would not recommend enforcement action under Section 18(f) of the Investment Company Act if a fund that engages in short selling maintains in a segregated account on the books of its custodian an amount that, when combined with the amount of collateral deposited with the broker in connection with the short sale (under Regulation T and other non-1940 Act margin rules), equals the current market value of the security sold short. See “Robertson Stephens Investment Trust” (pub. avail. Aug. 24, 1995) and “Merrill Lynch Asset Management, L.P.” (pub. avail. July 2, 1996). See also Guide 9 to Form N-1A. Otherwise, the Fund must own the shorted security or own a call option on the shorted security with a strike price no higher than the price at which the security was sold short. See Investment Company Act Release 10666, “Securities Trading Practices of Registered Investment Companies” (April 18, 1979), as modified by “Dreyfus Strategic Investing & Dreyfus Strategic Income” (pub. avail. June 22, 1987). Please explain how the Fund will cover its short sales.

Response: The Trust has revised the disclosure as you have requested although the Trust notes that at this time utilizing short selling is not a strategy that will be employed by the Fund.

Regulatory Matters and Settlement with the SEC

27.	Comment: It is noted that the settlement assessed “a nominal fine.” The fine was not nominal. Please revise the disclosure to accurately and fully describe the nature of the SEC action.

Response: The Trust has revised the disclosure as you have requested.

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively